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                            [SOURCE LETTERHEAD]

                              January 26, 2006


VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Larry Spirgel, Assistant Director

RE:  SOURCE INTERLINK COMPANIES, INC.
     FILE NO. 1-13437
     FORM 10-K FOR FISCAL YEAR ENDED JANUARY 31, 2005 FILED APRIL 18, 2005 FORM 10-Q FOR THE QUARTER ENDED OCTOBER 31, 2005 FILED DECEMBER 12, 2005

Ladies and Gentlemen:

         Pursuant to telephone conversations with the Staff on January 25, 2006, Source Interlink Companies, Inc. hereby requests an additional period of two weeks in order to respond to the Commission's letter dated January 19, 2006 regarding the above-referenced filings. The Commission's letter requested responses to the Commission's comments within 10 business days (February 2, 2006). We anticipate providing such responses to the Commission on or before February 16, 2006.

         We appreciate the Commission's efforts in reviewing and commenting upon the above-referenced filings. We look forward to addressing the Commission's comments and working with the Commission through the review process. In the interim, please do not hesitate to contact the undersigned at (239) 949-7688 if there are any additional comments or questions.


                                         Respectfully submitted,

                                         SOURCE INTERLINK COMPANIES, INC.


                                         /s/ DOUGLAS J. BATES
                                         -------------------------------
                                         Douglas J. Bates
                                         General Counsel